Exhibit 99.1

Nano Dimension (“NANO”) is Committed to Proceed Towards Acquiring Stratasys

And Announces Preparation of Special Tender Offer for $18.00 Per Share

Still, NANO is Prepared to Negotiate in Good Faith the Previously
Announced Full Acquisition Offer at $20.05 per Share

Absent Stratasys’ Board Engagement, NANO Intends to Launch All-Cash, Fully Financed
Special Tender Offer at $18.00 per share Targeting Ownership of at least 51% of
Stratasys’ Outstanding Shares

If and as needed, as part of the Special Tender, NANO Intends to File a Motion in an
Israeli Court Seeking a Relief Pursuant to Israeli Companies Law
Preventing the Poison Pill from Being Triggered

Waltham, Mass., April 5, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced that it is prepared to commence a special tender offer targeting total ownership of at least 51% of the outstanding shares of common stock of Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”) for $18.00 per share in cash, inclusive of the approximately 14.5% of Stratasys’ outstanding common shares that Nano Dimension currently owns.

Nano Dimension remains willing to negotiate in good faith a consensual transaction at its previously announced “best and final” offer of $20.05 per share, subject to receiving necessary diligence. However, in the event the Stratasys Board of Directors continues its unwillingness to engage with Nano Dimension, the Company is prepared to commence this special tender offer.

Nano Dimension’s all-cash special tender offer would represent a premium of 26% to the closing trading price as of March 3rd, 2023, a 29% premium to the Company’s 30-day VWAP, a 39% premium to the 60-day VWAP and a 35% premium to the 90-day VWAP as of March 3rd, 2023.

In addition, Nano Dimension intends to seek relief from an Israeli court confirming that according to Israeli Companies Law, Stratasys’ poison pill cannot be triggered in response to a special tender offer targeting Nano Dimension’s ownership of at least 51% of Stratasys’ outstanding shares.

Both paths that are discussed above, will deliver immediate and certain value at a compelling premium to Stratasys shareholders and enables the Company to create the preeminent leader in the rapidly growing AM market. Nano Dimension will provide additional details and timing of the special tender offer in due course and as required by applicable law.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Important Information

The potential tender offer by Nano Dimension and/or a subsidiary or affiliate thereof for the outstanding shares of Stratasys referenced in this communication has not yet commenced. This document is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Stratasys’ ordinary shares, nor is it a substitute for the tender offer materials that Nano Dimension and/or a subsidiary or affiliate thereof will file with the United States Securities and Exchange Commission (the “SEC”) on Schedule TO. None of Nano Dimension nor any subsidiary or affiliate thereof has committed to commence a tender offer. At the time any such tender offer is commenced, Nano Dimension and/or a subsidiary or affiliate thereof will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and Stratasys will file a Solicitation/Recommendation Statement relating to such tender offer with the SEC. Stratasys’ shareholders are strongly advised to read these tender offer materials carefully and in their entirety if and when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Stratasys’ shareholders should consider prior to making any decisions with respect to such tender offer. Once filed, shareholders of Stratasys will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses considering several alternatives, including considering commencing a special tender offer process for shares in Stratasys and the potential benefits to Stratasys’ shareholders and Nano Dimension that would result therefrom. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the SEC on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com